UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016.

Commission File Number 001-36458

NEOVASC INC.
(Translation of registrant’s name into English)

Suite 5138 - 13562 Maycrest Way
Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

EXHIBIT LIST

Exhibit	Description

99.1	Notice of Meeting and Record Date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2016

Neovasc Inc.
(Registrant)

By:	April 8, 2016	By	/s/ Chris Clark
Name: Chris Clark
Title: Chief Financial Officer